Exhibit 99.1

BAYTEX CLOSES $1.5 BILLION SUBSCRIPTION RECEIPT OFFERING

CALGARY, ALBERTA (February 24, 2014) — Baytex Energy Corp. (“Baytex” or the “Company”) (TSX: BTE) (NYSE: BTE) has closed the public offering of its bought deal subscription receipt financing (the “Equity Financing”). The Equity Financing was completed in connection with the previously announced agreement by the Company to acquire 100% of the shares of Aurora Oil & Gas Limited (the “Acquisition”).

Baytex issued 38,433,000 subscription receipts, including 5,013,000 subscription receipts pursuant to the full exercise of the over-allotment option (“Subscription Receipts”), at a price of $38.90 per Subscription Receipt for aggregate gross proceeds of approximately $1.5 billion. The Subscription Receipts were offered through a syndicate of underwriters co-led by Scotiabank and RBC Capital Markets and including CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Barclays Capital Canada Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., AltaCorp Capital Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada) Inc., Macquarie Capital Markets Canada Ltd., Peters & Co. Limited, FirstEnergy Capital Corp., Cormark Securities Inc. and Raymond James Ltd. (collectively, the “Underwriters”). Each Subscription Receipt entitles the holder thereof to receive, on closing of the Acquisition, one common share of the Company.

The gross proceeds from the sale of Subscription Receipts will be held in escrow and will be released upon satisfaction of certain conditions to enable Baytex to convert the funds to Australian dollars and complete the Acquisition.  Upon closing of the Acquisition, the holders of the Subscription Receipts will be entitled to receive an amount per Subscription Receipt equal to dividends declared per common share for record dates occurring prior to closing of the Acquisition.  In the event the Acquisition fails to close on or prior to June 30, 2014, the agreement for the Acquisition is terminated in accordance with its terms at any earlier time, or the Company has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition, the purchase price plus each holder’s proportionate share of interest earned on the gross proceeds from the Equity Financing will be returned to each holder of Subscription Receipts.

The Equity Financing was completed under the multi-jurisdictional disclosure system by way of short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada and with the Securities and Exchange Commission in the United States. The prospectus is accessible on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

It is anticipated that the Subscription Receipts will be listed and posted for trading on the Toronto Stock Exchange under the symbol BTE.R at the open of markets today.

All dollar amounts in this press release are Canadian dollars.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”).  Specifically, this press release contains forward-looking statements relating to:  the use of the net proceeds of the Equity Financing, the terms of the Subscription Receipts and closing of the Acquisition. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt of regulatory, shareholder and other approvals for the Acquisition. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to: the Acquisition may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the Acquisition; and closing of the Acquisition could be delayed or not completed if we are not able to obtain the necessary stock exchange, shareholder and regulatory approvals or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied.  These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com